

January 19, 2021

Sean Di
General Counsel
RLX Technology Inc.
5/F, Block B, Baifu International Building
Chaoyang District, Beijing 100027
People's Republic of China

> **Re: RLX Technology Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **File No. 333-251849**
> **Filed January 15, 2021**

Dear Mr. Di:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-1

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, page 65

1. Please ensure that your disclosure is consistent with the scope of the provisions contained in the deposit agreement. In that regard, we note your disclosure that the depositary has a right to require a claim to be submitted to arbitration. However, the deposit agreement does not appear to grant that right.

Exhibit 99.2, page II-1

2.   Please have counsel revise Appendix A to include the English translation for the PRC companies listed.

       You may contact Effie Simpson at 202-551-3346 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing